                               Exhibit (b)(1)
                               --------------
                        Unaudited Pro-forma Financial
                        -----------------------------
                                Information
                                -----------

                           UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial statements combine the historical balance sheets and statements of operations of Graham-Field and E&J after giving effect to the Merger and the V.C. Medical Acquisition. The unaudited pro forma combined condensed balance sheet as of September 30, 1996 gives effect to the Merger, as if such transactions had occurred on September 30, 1996. The unaudited pro forma combined condensed statements of operations for the nine months ended September 30, 1996 and the twelve months ended December 31, 1995 give effect to the Merger and the V.C. Medical Acquisition as if such transactions had occurred on January 1, 1995.
The pro forma adjustments account for the Merger as a purchase and are based upon the assumptions set forth in the notes hereto. The pro forma adjustments are preliminary estimates based on available information and certain assumptions that Graham-Field's management believes are reasonable. The unaudited pro forma combined condensed financial information does not reflect potential cost savings associated with E&J's on-going rationalization of its production facilities located in the United States, Canada and Mexico, and the increased outsourcing of products and product components (E&J has estimated that, based on certain assumptions, such savings could total approximately $4.0 million per year before taxes; however, there is no assurance that E&J's rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized). In addition, the unaudited pro forma combined condensed financial information does not give effect to any potential synergistic benefits and enhancements relating to the elimination of duplicate distribution and manufacturing centers and the reduction in general and administrative expenses of the combined entity anticipated by Graham-Field's management as a result of the Merger.

     The following unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, the historical financial statements and related notes of Graham-Field and E&J included in each of their respective 1995 Annual Reports on Form 10-K. The following information is not necessarily indicative of the financial position or operating results that would have occurred had the Merger been consummated on the date, or at the beginning of the periods, for which the Merger is being given effect, nor is it necessarily indicative of future operating results or financial position. Instead, it reflects actual historical results of the combined companies without benefit of savings or other efficiencies that are expected to be achieved.



                                        UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                                           (In Thousands)
                                                             (Unaudited)

                                                                                 AS OF SEPTEMBER 30, 1996
                                                                     ------------------------------------------------
                                                                     HISTORICAL                             PRO FORMA
                                                        -------------------------------        ----------------------------------
                                                        GRAHAM-FIELD             E&J           ADJUSTMENTS              COMBINED
                                                        ------------           --------        -----------              ---------
                                                                                                 NOTE 2

CURRENT ASSETS:

Cash and cash equivalents                                $    596             $      12        $ 10,000  [d]             $ 10,608
Accounts receivable - net                                  30,377                14,448          (3,435) [e]               41,390
Notes receivable                                             -                    2,559                                     2,559
Inventories                                                33,735                17,858          (4,509) [e]               47,084
Other current assets                                        4,332                   629                                     4,961
Recoverable and prepaid income taxes                          246                  -               -                          246
                                                         --------            ----------       ---------                  --------
Total Current Assets:                                      69,286                35,506           2,056                   106,848

Property, Plant & Equipment - net                           7,672                 6,971                                    14,643

Excess of cost over net assets acquired - net              29,204                   171          49,200 [h,j]              78,575

Notes receivable                                             -                      297            -                          297

Other assets                                                5,381                   345            -                        5,726
Deferred tax asset                                          1,151                  -               -                        1,151
                                                         --------            ----------       ---------                  --------

Total Asset                                              $112,694             $  43,290        $ 51,256                  $207,240
                                                         --------            ----------       ---------                  --------
                                                         --------            ----------       ---------                  --------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Note payable to BIL                                      $  4,000             $    -           $ (4,000)[i]              $   -
Current maturities of long-term debt and
 Guaranteed Senior Notes                                    2,581                4,782              -                       7,363
Accounts Payable                                            9,219                 7,109             -                      16,328
Acceptances Payable                                        12,500                  -                -                      12,500
Accrued expenses                                            4,386                10,713           3,053[a,b,c,j]           18,152
Accrued interest - BIL                                       -                    3,909          (3,909)  [a]                -
Accrued restructuring                                        -                      339             -                         339
                                                         --------             ----------      ---------                  --------
  TOTAL CURRENT LIABILITIES                                32,686                26,852          (4,856)                   54,682

LONG-TERM DEBT                                                577                27,516         (25,000)  [b]               3,093
LONG-TERM DEBT - BIL                                         -                   21,103         (17,103)[a,i]               4,000
GUARANTEED SENIOR NOTES                                    17,000                  -                -                      17,000
OTHER LONG-TERM LIABILITIES                                  -                       79             396   [j]                 475
                                                         --------             ----------      ---------                  --------
  TOTAL LIABILITIES                                        50,263                75,550         (46,563)                   79,250

STOCKHOLDERS' EQUITY(DEFICIT):

Preferred Stock                                              -                   34,492         (34,492)  [a]                -
Series B Preferred Stock                                     -                     -             28,200   [a]              28,200
Series C Preferred Stock                                     -                     -              3,400   [d]               3,400
Common Stock                                                  355                   719            (608)  [f]                 466
Additional paid-in capital                                 67,613               105,608         (71,760)  [f]             101,461
(Deficit)                                                  (5,338)             (173,079)        173,079 [g,h]              (5,338)
                                                         --------             ----------      ---------                  --------
Sub-total                                                  62,630               (32,260)         97,819                   128,189
Notes receivable from sale of shares                         (199)                  -               -                        (199)
  TOTAL STOCKHOLDERS'EQUITY(DEFICIT)                       62,431               (32,260)         97,819                   127,990
                                                         --------            ----------       ---------                  --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $112,694            $   43,290       $  51,256                  $207,240
                                                         --------            ----------       ---------                  --------
                                                         --------            ----------       ---------                  --------


The accompanying notes are an integral part of these pro forma combined condensed financial statements.

                        NOTES TO THE UNAUDITED PRO FORMA
                        COMBINED CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                                   (UNAUDITED)


     NOTE 1:  PURCHASE PRICE SUMMARY AND RELATED ALLOCATION OF MERGER

     A summary of the purchase price and related allocation is as follows:

                                                           AMOUNTS IN THOUSANDS

 Purchase Price:
      Issuance of .35 shares of Graham-Field Common
       Stock for each share of E&J Common Stock (a). .            $ 19,273
      Issuance of 1,922,242 shares of Graham-Field
       Common Stock to BIL (b) . . . . . . . . . . . .              14,686
      Issuance of Graham-Field Series B Preferred
       Stock to BIL (c)  . . . . . . . . . . . . . . .              28,200
      Issuance of Graham-Field Series C Preferred
       Stock to BIL (d)  . . . . . . . . . . . . . . .               3,400
      Fees and expenses related to the Merger,
       including severance . . . . . . . . . . . . . .               4,100
                                                                  --------
      Total Purchase Price . . . . . . . . . . . . . .            $ 69,659
                                                                  --------
                                                                  --------
 Allocation (based on estimated fair values):

      Cash (e) . . . . . . . . . . . . . . . . . . . .            $ 10,012
      Accounts and notes receivable, net . . . . . . .              13,869
      Inventory  . . . . . . . . . . . . . . . . . . .              13,349
      Property, Plant & Equipment  . . . . . . . . . .               6,971
      Other assets . . . . . . . . . . . . . . . . . .                 974
      Debt and capital leases  . . . . . . . . . . . .              (7,773)
      Accounts payable, accrued expenses and other . .             (17,114)
      Excess of Purchase Price over net assets
       acquired. . . . . . . . . . . . . . . . . . . .              49,371
                                                                  --------
                                                                  $ 69,659
                                                                  --------
                                                                  --------


     (a) As of September 30, 1996 there were 7,207,689 shares of E&J Common Stock outstanding, which were exchanged into shares of Graham-Field Common Stock at a ratio of .35 shares of Graham-Field Common Stock for each share of E&J Common Stock, or a total of approximately 2,522,691 shares of Graham-Field Common Stock. For this purpose, the Graham-Field Common Stock is valued at $7.64 per share, which represents the average closing sales price of the Graham-Field Common Stock for the period three business days immediately prior to and three business days immediately after the announcement on September 3, 1996 of the execution of the Merger Agreement.

     (b) In exchange for the delivery of cash by BIL in an amount equal to the HSBC Indebtedness, Graham-Field issued shares of Graham-Field Common Stock equal to the amount determined by dividing the amount of the HSBC Debt Payment by the greater of (x) $13 and (y) the fair market value of each share of Graham-Field Common Stock based on a ten-day average closing sales price, provided that the HSBC Debt Payment cannot exceed $25 million. The HSBC Debt Payment was $24,989,151 as of the closing date; therefore, 1,922,242 shares of Graham-Field Common Stock were issued to BIL. For this purpose, the Graham-Field Common Stock is valued at $7.64 per share, which represents the average closing sales price of the Graham-Field Common Stock for the period three business days immediately prior to and three business days immediately after the announcements on September 3, 1996 of the signing of the Merger Agreement. The proceeds will be used to repay the HSBC Indebtedness.

     (c) As of September 30, 1996, the BIL Debt was $25,012,000 and the liquidation value of the E&J Preferred Stock was $35,382,000 including unpaid accrued dividends of $890,000. In exchange for the BIL Debt and E&J Preferred Stock, Graham-Field issued shares of Graham-Field Series B Preferred Stock having an aggregate Appraised Value (as defined in the Merger Agreement) equal to the sum of the amount of the BIL Debt and the liquidation value of the E&J Preferred Stock, provided that Graham-Field shall not be required to issue a number of shares of Graham-Field Series B Preferred Stock having an aggregate stated value exceeding $61 million. The fair value of the Graham-Field Series B Preferred Stock based upon a valuation performed is $28,200,000.

     (d) The issuance of the Graham-Field Series C Preferred Stock is recorded at fair value based upon a valuation performed. The proceeds will be used for general corporate purposes.

     (e) Includes $10,000,000 of cash to be received upon issuance of the Graham-Field Series C Preferred Stock.

NOTE 2:  PRO FORMA ADJUSTMENTS:

     (a) Adjustments to eliminate the BIL debt ($25,012,000) and the E&J Preferred Stock, including accrued unpaid dividends of $890,000 ($35,382,000), in exchange for up to $61 million stated value of Graham-Field Series B Preferred Stock with a fair market value of $28,200,000.

     (b)  Adjustment to record the HSBC Debt Payment.

     (c) Adjustment for acquisition costs of approximately $4,100,000, including, but not limited to, investment banking fees, legal fees, accounting and tax fees, due diligence expenses and severance arrangements.

     (d) Adjustment to record the issuance of Graham-Field Series C Preferred Stock in the amount of $10 million, with a fair market value of $3,400,000.

     (e) Adjustment to reflect the estimated net realizable value of the accounts receivable and inventory of E&J based on Graham-Field's accounting policies and operational plans.

     (f) Adjustment to record the issuance of Graham-Field Common Stock as part of the Merger and to eliminate the preacquisition E&J equity.

     (g) Adjustment to record the elimination of preacquisition E&J deficit as part of the Merger.

     (h) Adjustment to record the excess of the estimated purchase price over net assets acquired resulting from the Merger of $48,925,000 and the elimination of E&J goodwill of $171,000.

     (i) Adjustment to record the proceeds of the BIL Subordinated Loan due April, 2001 from BIL and the use of these proceeds to reduce acceptances payable.

     (j) Adjustment to reflect the purchase by E&J of the 20% minority interest in E&J's Mexican subsidiary for $50,000 in cash, which is reflected as an accrued expense, and a note in the principal amount of $450,000 due in three years. The excess of the cost over the net assets of the minority interest in E&J's Mexican subsidiary has been reflected as additional goodwill of E&J ($446,000).

                                   UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                                (In thousands, except per share data)
                                                             (Unaudited)

                                                                NINE MONTHS ENDED SEPTEMBER 30, 1996
                                       ---------------------------------------------------------------------------------------
                                                  HISTORICAL                                      PRO FORMA(NOTE 2)
                                       -------------------------          ----------------------------------------------------
                                                                          ACQUISITION
                                       GRAHAM-FIELD           E&J          ADJUSTMENTS         ADJUSTMENTS           COMBINED
                                       -------------        -------       ------------         -----------          ----------
                                                             NOTE 1           NOTE 3              NOTE 4

Revenues:
  Product Revenue                         $88,877           $49,561          $   3,190          $ (2,799)[e]         $138,829
  Interest and other income                   483              -                  -                 -                     483
                                          -------           -------          ---------          --------             --------
                                           89,360            49,561              3,190            (2,799)             139,312
                                          -------           -------          ---------          --------             --------
Costs and expenses:
 Cost of revenue                           60,241            40,861              2,385            (2,599)[e]          100,888
 Selling, general & administrative         23,082            13,714                298               992 [a]           38,086
 Interest expense                           1,886             3,440                 91            (2,752)[b]            2,665
                                          -------           -------          ---------          --------             --------
                                           85,209            58,015              2,774            (4,359)             141,639
                                          -------           -------          ---------          --------             --------

Income (loss) before income taxes           4,151            (8,454)               416             1,560               (2,327)

Income taxes                                1,861                 6                187            (2,046)[c]                8
                                          -------           -------          ---------          --------             --------
Net income (loss)                         $ 2,290           $(8,460)         $     229          $  3,606             $ (2,335)
                                          -------           -------          ---------          --------             --------
                                          -------           -------          ---------          --------             --------

Net income (loss) per  common
share [d]                                 $   .16           $ (1.17)                                                 $   (.17)
                                          -------           -------                                                  --------
                                          -------           -------                                                  --------

Weighted average number of common
and common equivalent shares [d]           14,483             7,215                 33             4,445               18,665
                                          -------           -------          ---------          --------             --------
                                          -------           -------          ---------          --------             --------



The accompanying notes are an integral part of these pro forma combined condensed financial statements.


                                   UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                                (In thousands, except per share data)
                                                             (Unaudited)


                                                                TWELVE MONTHS ENDED DECEMBER 31, 1995
                                       ---------------------------------------------------------------------------------------
                                                  HISTORICAL                                      PRO FORMA(NOTE 2)
                                       -------------------------          ----------------------------------------------------
                                                                          ACQUISITION
                                       GRAHAM- FIELD          E&J          ADJUSTMENTS         ADJUSTMENTS           COMBINED
                                       -------------        -------       ------------         -----------          ----------
                                                             NOTE 1          NOTE 3              NOTE 4

Revenues:
  Product Revenue                         $100,113          $74,627           $  3,508           $ (6,207)[e]        $172,041
  Interest and other income                    290             -                    22               -                    312
                                          --------          -------           --------           --------            --------
                                           100,403           74,627              3,530             (6,207)            172,353
                                          --------          -------           --------           --------            --------
Costs and expenses:
  Cost of revenue                           68,883           58,597              2,682             (5,880)[e]         124,282
  Selling, general &
   administrative                           27,566           17,656                418              1,323 [a]          46,963
  Interest expense                           2,656            3,730                136             (2,655)[b]           3,867
                                          --------          -------           --------           --------            --------
                                            99,105           79,983              3,236             (7,212)            175,112
                                          --------          -------           --------           --------            --------
Income (loss) before
  income taxes                               1,298           (5,356)               294              1,005              (2,759)

Income taxes                                   560               96                132               (781)[c]               7
Net income (loss)                         $    738          $(5,452)          $    162            $ 1,786            $ (2,766)
                                          --------          -------           --------           --------            --------
                                          --------          -------           --------           --------            --------

Net income (loss)per common
share [d]                                 $    .06          $  (.75)               -                 -               $   (.22)
                                          --------          -------                                                  --------
                                          --------          -------                                                  --------

Weighted average number of
common and common equivalent
shares [d]                                  13,332            7,228                 33              4,445              17,773
                                          --------          -------           --------           --------            --------
                                          --------          -------           --------           --------            --------




The accompanying notes are an integral part of these pro forma combined condensed financial statements.

                        NOTES TO THE UNAUDITED PRO FORMA
                   COMBINED CONDENSED STATEMENTS OF OPERATIONS

                        NOTES TO THE UNAUDITED PRO FORMA
                  COMBINED CONDENSED STATEMENTS OF OPERATIONAL
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  AND THE TWELVE MONTHS ENDED DECEMBER 31, 1995


NOTE 1: E&J RESTRUCTURING

     E&J's 1995 and 1996 revenues and operating results have been negatively impacted by ongoing price competition. Long lead times and shipping delays due to start-up inefficiencies in manufacturing operations adversely impacted customer confidence. Management of E&J continues to address the rationalization of its production facilities in the United, Canada and Mexico and the increased outsourcing of products and product components, the effects of which are expected to lower production costs. Productivity at E&J's primary domestic manufacturing facility was negatively impacted during the fourth quarter of 1995 as a result of a WARN Act Notice issued pursuant to the layoff of 30% of the work force at that facility. These layoffs, which were completed during the first quarter of 1996, were a result of the transfer of workload to lower-cost facilities and the continued manufacturing rationalization. On May 22, 1996, E&J issued a second WARN Act Notice and announced a substantial workforce reduction at its primary domestic wheelchair manufacturing facility. Such reductions will be substantially completed during the third quarter of 1996. When complete, United States operations will be limited to distribution, certain custom manufacturing and light assembly. A severance reserve of approximately $523,000 has been included in E&J's results of operations for the nine month period ended September 30, 1996. E&J's management anticipates recording additional restructuring expenses during the fourth quarter of 1996 when the workforce reduction is substantially complete. Additional production relocation and facility rationalizations are planned during 1996 which are designed to improve E&J's cost structure. E&J has estimated that, based on certain assumptions, such savings could total approximately $4.0 million per year before taxes; however, there is no assurance that E&J's rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized. Such potential savings are not reflected in the pro forma statements of operations for the year ended December 31, 1995 and nine months ended September 30, 1996.

Note 2: Synergies and Enhancements

     As a result of the Merger, Graham-Field expects that the combined entity will be able to achieve significant cost savings and economies of scale. Graham-Field has plans to eliminate certain duplicate distribution and manufacturing centers and make reductions in general and administrative expenses where duplicate functions are being performed. In addition, Graham-Field anticipates that certain enhancements will be achieved as a result of the Merger, including an improvement in the gross profit margin associated with the sale of wheelchairs, an increase in sales of the Temco Home Healthcare products due to the "bundling effect" with E&J products and improved Temco gross profit margins to be derived from the rationalization and integration of the manufacturing functions of the combined companies. There is no assurance that such cost savings and enhancements will be achieved and accordingly they are not included in the pro forma statements of operations for the year ended December 31, 1995 and nine months ended September 30, 1996.

NOTE 3: ACQUISITION ADJUSTMENT

     The acquisition adjustment reflects the pro forma results of the V.C. Medical Acquisition, as if such acquisition occurred on January 1, 1995. This acquisition was accounted for as a purchase.

NOTE 4: PRO FORMA ADJUSTMENTS

     (a) Adjustment to record additional amortization of goodwill, created from the Merger, of $48,925,000 over a 30 year life ($1,631,000 per annum), net of a reduction in goodwill amortization previously recorded by E&J, which is being eliminated, of $231,000 and $308,000 for the nine months ended September 30, 1996 and the twelve months ended December 31, 1996, respectively.

     (b) Adjustment to reduce interest expense relating to the HSBC Indebtedness and BIL Debt, which indebtedness is being eliminated as part of the Merger.

     (c) Adjustment to reflect the income tax provision that would be required based upon the pro forma results of the combined entity.

     (d) The pro forma net loss per common share has been calculated by assuming the payment of a dividend of 1.5% on both the Graham-Field Series B and Series C Preferred Stock in the aggregate amount of $799,000 and $1,065,000 for the nine month period ended September 30, 1996 and the twelve month period ended
December 31, 1995, respectively. It was assumed that this dividend was paid in cash; however, at Graham-Field's option the dividend can be paid in Graham-Field Common Stock. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

     The weighted average number of shares was computed using the weighted number of shares of Graham-Field Common Stock outstanding, including 32,727 shares issued by Graham-Field in connection with the V.C. Medical Acquisition, as if the shares were outstanding for the entire period. Common stock equivalents included in the Graham-Field historical weighted average number of shares would be antidilutive in the pro forma combined condensed statements of operations and therefore are excluded.

     (e) Adjustment to reflect the elimination of intercompany sales between Graham-Field and E&J.